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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number: 0-19596
                                                           CUSIP Number:

(Check One): / / Form 10-K  / / Form 20-F   / /Form 11-K
            /X/ Form 10-Q   / / Form N-SAR

        For Period Ended: for the quarter ended September 28, 1996
        / / Transition Report on Form 10-K
        / / Transition Report on Form 20-F
        / / Transition Report on Form 11-K
        / / Transition Report on Form 10-Q
        / / Transition Report on Form N-SAR
        For the Transition Period Ended: ____________________________

/ Read attached instruction sheet before preparing form. Please print or type. / / Nothing in this form shall be construed to imply that the Commission has /
/                  verified any information contained herein.                  /

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SLM International, Inc.
________________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________
Former Name if Applicable

30 Rockefeller Plaza
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, NY 10112-4399
________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the
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                prescribed due date; or the subject quarterly report or
                transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /     (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Company is unable to file its report on Form 10-Q for the quarter ended June 29, 1996 within the prescribed time period due to a delay in finalizing statements of its material subsidiaries.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        John A. Sarto                   (212)           332-1612
        -------------------------       -----------     ------------------
        (Name)                          (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that registrant was required to file such reports been filed? If the answer is no, identify report(s).
                                                        /X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        / / Yes   /X/ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________


                            SLM International, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date: Nov. 11, 1996                By /s/ John A. Sarto
      -------------                ----------------------------------
                                   Name:  John A. Sarto
                                   Title: Vice President & Chief Financial
                                          Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 25049, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.




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                                                                   ATTACHMENT A
                                                                   ------------

                            SLM INTERNATIONAL, INC.


                                  Form 12b-25
                                  -----------

Part IV - OTHER INFORMATION
---------------------------

        The Company has not yet finalized information for the quarter ended September 28, 1996. The Company and six of its subsidiaries filed for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court on October 24, 1995 (the "Filing"). As a result of the Filing, the Company's financial staff has spent a substantial amount of time dealing with different aspects of the Filing, as well as dealing with due diligence related to "exit" financing.

        Based on information currently available from its ongoing review, the Company currently believes that its operating income will be more than, and its net loss will be less than, that reported for the fiscal quarter ended September 30, 1995.



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Date: Nov. 11, 1996                By /s/ John A. Sarto
      -------------                ----------------------------------
                                   Name:  John A. Sarto
                                   Title: Vice President & Chief Financial
                                          Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 25049, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.